UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Stemline Therapeutics, Inc.

(Name of Subject Company)

Stemline Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85858C107

(CUSIP Number of Class of Securities)

Ivan Bergstein, M.D.

Chairman, President and Chief Executive Officer

750 Lexington Avenue, 11th Floor

New York, New York 10022

(646) 502-2311

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Matthew Mamak Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 210-1256

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Mercury Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Berlin-Chemie AG (“Berlin-Chemie”), for all of the outstanding shares of common stock, par value $0.0001 per share of Stemline Therapeutics, Inc. (“Stemline”), to be commenced pursuant to the Agreement and Plan of Merger, dated May 3, 2020, among Stemline, Berlin-Chemie and Purchaser. If successful, the Offer will be followed by a merger of Purchaser with and into Stemline (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

Exhibit 99.1:	Joint Press Release, dated May 4, 2020
Exhibit 99.2:	Letter from Stemline’s CEO to Stemline’s employees on May 4, 2020
Exhibit 99.3:	Stemline Employee FAQ, dated May 4, 2020

Notice to Investors and Security Holders

The Offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that wholly owned subsidiaries of the Menarini Group will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of Stemline common stock (the “Shares”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, wholly owned subsidiaries of the Menarini Group will file a tender offer statement on Schedule TO and thereafter Stemline will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Stemline. Copies of the documents filed with the SEC by Stemline will be available free of charge on Stemline’s internet website at https://ir.stemline.com/financial-information or by contacting Stemline’s investor relations contact at +1 (646) 502-2307. Copies of the documents filed with the SEC by wholly owned subsidiaries of the Menarini Group can be obtained, when filed, free of charge by directing a request to the Information Agent for the Offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by wholly owned subsidiaries of the Menarini Group, as well as the solicitation/recommendation statement to be filed by Stemline, Stemline will also file quarterly and current reports with the SEC. Stemline’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

The information contained in this communication is as of May 4, 2020. Stemline and the Menarini Group assume no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to the Menarini Group, Stemline and the proposed acquisition of Stemline that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, the anticipated contingent value right payment, Stemline’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Stemline, Stemline’s product pipeline and portfolio assets, Stemline’s ability to achieve the milestone that triggers the contingent value right payment, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Stemline’s stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data and, as such, the uncertainty that the milestone for the CVR payment may not be achieved in the prescribed timeframe or at all.

A further description of risks and uncertainties relating to Stemline can be found in Stemline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://ir.stemline.com/financial-information.

These forward-looking statements are based on numerous assumptions and assessments made by the Menarini Group and Stemline in light of their respective experiences and perceptions of historical trends, current conditions, business strategies, operating environment, future developments and other factors they believe are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this corporate release are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this corporate release.